UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: February 2, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated February 2, 2010, entitled “2010 Business Strategy”.

99.2	Press release dated February 2, 2010, entitled “CNOOC Ltd. Welcomes 2010 with Higher Production Growth and Robust CAPEX Investment”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2010 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2010.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2008 Annual Report on Form 20-F filed on 8 May 2009.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2010.

The total targeted net production of the Company in 2010 is 275 million to 290 million barrels of oil equivalent (BOE) (assuming with WTI at US$75.0/barrel). The Company’s net production for 2009 is estimated to be 226 million to 228 million BOE (with WTI at US$62.0/barrel).

During the year, nine new projects are expected to come on stream, all of which are located in offshore China, including major projects such as Jinzhou 25-1 and Bozhong 19-4. These new projects, together with projects that came on stream in 2009, are expected to strongly support the Company’s production growth in 2010. In the meantime, a mild decline rate on certain producing fields, achieved with the effective measures on enhanced oil recovery, is also expected to be an important driver for the production growth in 2010.

In 2010, the Company’s exploration will focus on oil exploration in core areas, natural gas exploration, and deep water exploration, with intensive exploration program including 98 exploration wells, 21,000 kilometers 2D seismic and 11,800 square kilometers 3D seismic. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2010.

In 2010, in order to support strong production growth and intensive exploration program, the Company’s total capital expenditure is expected to reach US$7.93 billion, representing an increase of approximately 29.5% over the estimated capital expenditure of 2009. During the year, the Company’s capital expenditures for exploration, development and production are expected to reach US$1.47 billion, US$4.81 billion, and US$1.50 billion, respectively. The Company expects that these capital expenditures will strongly support its production and reserves growth in the future.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 2 February 2010

As at the date of this announcement, the board of directors comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2008 Annual Report on Form 20-F filed on 8 May 2009.

Exhibit 99.2

CNOOC LIMITED
For Immediate Release

CNOOC Ltd. Welcomes 2010 with Higher Production Growth and Robust CAPEX Investment

(Hong Kong, Feb 2, 2010) - CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) today announced its 2010 business strategy and development plan.

The total targeted net production of the Company in 2010 is 275-290 million barrels of oil equivalent (BOE) (with WTI at US$75.0/barrel). The Company’s net production for 2009 is estimated to be 226-228 million BOE (with WTI at US$62.0/barrel).

During the year, nine new projects are expected to come on stream, including major projects such as JinZhou 25-1 and BoZhong 19-4. These new projects are all located in offshore China and are expected to strongly support the Company’s production growth in 2010. In the meantime, a mild decline rate on certain producing oilfields, achieved with the effective measures on enhanced oil recovery, is also expected to be an important driver for the production growth in 2010.

In order to maintain a sustainable growth, the Company will further enhance its exploration efforts in 2010. The Company’s exploration activities will focus on: exploration of oil in core areas, natural gas exploration, and deep water exploration, with intensive exploration program including 98 exploration wells, 21,000 kilometers 2D seismic and11,800 square kilometers 3D seismic. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2010.

In 2010, concentrating on production growth and intensive exploration program, the Company will budget a total capital expenditure of US$7.93 billion, representing an increase of 29.5% over the estimated capital expenditure of 2009. During the year, the Company’s capital expenditures for exploration, development and production are expected to reach US$1.47 billion, US$4.81 billion, and US$1.50 billion, respectively.

“2010 will be a splendid year for the Company, especially for our production growth. While the operating cost for the energy sector keeps climbing up, we will continue to implement our low cost strategy to make a balance between achieving higher production growth and maintaining competitive cost advantage.” Mr. Yang Hua, President & CFO of the Company commented.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company said, “In 2010, we will stick to our established strategies and actively execute our development plan, to reward our shareholders with outstanding business performance for their confidence and support for the Company.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

*** *** *** ***

For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: Jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com